STRATUS PROPERTIES INC.
98 SAN JACINTO, SUITE 220
AUSTIN, TEXAS 78701
T:  512.478.5788
F:  512.478.6340

June 11, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:              Eric C. McPhee, Staff Accountant
Daniel L. Gordon, Branch Chief

          Re:                Stratus Properties Inc.
Form 10-K for the year ended December 31, 2006
Filed March 26, 2007
File No. 000-19989

Ladies and Gentlemen:

On behalf of Stratus Properties Inc. (“Stratus”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated May 29, 2007, in connection with the above-captioned periodic report.

We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by Stratus’ response.  We will incorporate the proposed revisions in response to the Staff’s comments to the above-captioned periodic report into Stratus’ future filings (i.e., beginning with Stratus’ Form 10-Q for the quarter ending June 30, 2007) unless otherwise stated below.

Form 10-K For the year ended December 31, 2006

Consolidated Statements of Cash Flows, page 36

Comment 1:  Please tell us whether the line item Purchases and development of real estate properties includes any purchases of properties which will be held for sale.  If so, please tell us how you have determined that these cash flows should be cash used in investing activities rather than cash used in operating activities.  Refer to any accounting literature relied upon.

United States Securities and Exchange Commission

June  11, 2007

Response 1:  At the time of acquisition our properties have multiple possible uses and the ultimate disposition of the property is not known.  Based on the nature of the property, its disposition can vary, including sale as is, development into a residential property for sale as developed lots or development into a commercial leasing property to be held and used.  It may be several years after the acquisition of a property before the ultimate use is determined and disposition occurs.  The costs of acquired property and development are generally recovered over several operating periods as discussed above.  Including such costs in cash flows from operating activities would distort our operating cash flows for any given one-year period.  Therefore, we believe it is appropriate to classify the initial acquisition of properties as an investing activity.

Our practice described above is consistent with our response to the Commission’s inquiry on this matter to the Company in its letter dated January 24, 2005.

[1.] Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 40

Comment 2:  Please tell us if you have had any property sales during the periods presented in your financial statements for which you did not recognize profit under the full accrual method.

Response 2: We have had no property sales during the periods presented in our financial statements for which we did not recognize profit under the full accrual method.

Cost of Sales, page 40

Comment 3:  Please tell us, and disclose in future filings, how you allocate the cost of real estate sold as well as costs directly attributable to the properties sold to individual lots that are sold during the life of a project.

Response 3: The total costs and value of the project in which lots are located determine the cost of real estate sold for individual lots.  The total project costs include the original cost of the land as well as all capitalized costs directly attributable to the development of the project.  The value of the project is based on appraisals or anticipated sales prices of all the lots in the project.  The cost of real estate sold for individual lots is allocated on a relative sales value method, which compares the actual sales price of the individual lot sold to the total value of the entire project.  That ratio is then multiplied by the total project cost to determine the cost of the individual lot sold.

In future filings, we will expand our disclosure for the allocation of costs of sales and direct cost of sales for individual lots sold during the life of a project.

United States Securities and Exchange Commission

June  11, 2007

More specifically, we will comply with this comment by revising the section under the subheading “Cost of Sales” in Note 1 of our 2006 Form 10-K by including the following in our 2007 Form 10-K (revised language underlined):

“Cost of Sales.  Cost of sales includes the cost of real estate sold as well as costs directly attributable to the properties sold such as marketing and depreciation.  The total costs and value of the project in which lots are located determine the cost of real estate sold for individual lots.  The cost of real estate sold for individual lots is allocated based on a ratio of the actual sales price of the individual lot sold to the total value of the entire project.  That ratio is then multiplied by the total project cost to determine the cost of the individual lot sold.

A summary of Stratus’ cost of sales follows…”

*   *    *    *    *

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please call me at your earliest convenience at 1-800-690-0315.

Sincerely,

/s/ John E. Baker
                        John E. Baker
Senior Vice President and
   Chief Financial Officer